MEMORANDUM OF RESPONSES
                         PETROSEARCH ENERGY CORPORATION
                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                       REGISTRATION STATEMENT ON FORM SB-2
                              FILED ON MAY 24, 2006
                               FILE NO. 333-125539


1. In response to the Staff's comment, we have amended our Form 10-KSB for the fiscal year ending December 31, 2005, to provide appropriate disclosure for Controls and Procedures pursuant to Item 308 of Regulation S-B.

2. In response to the Staff's comment, we have amended our Form 10-KSB for the fiscal year ending December 31, 2005, to conform the 302 certifications to the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B.

3. In response to the Staff's comment, we have amended our Form 10-QSB for the fiscal quarter ending March 31, 2006, to provide appropriate disclosure for Controls and Procedures.

4. In response to the Staff's comment, we have amended our Form 10-QSB for the fiscal quarter ending March 31, 2006, to conform the 302 certifications to the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B.